LUCAS F. TORRES +1 212.872.1016/fax: +1 212.872.1002 ltorres@akingump.com

June 4, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Rolaine S. Bancroft

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Ohio Edison Co.

Amendment No. 2 to Registration Statement on Form S-3

Filed May 24, 2013

File No. 333-187692 and 01-05

Dear Ms. Bancroft:

This letter is being submitted in response to the telephonic comments given by Ms. Lulu Cheng of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to Akin Gump Strauss Hauer & Feld LLP, counsel to Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company (collectively the “Ohio Companies”) on May 31, 2013 with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of pass-through trust certificates by FirstEnergy Ohio PIRB Special Purpose Trust 2013 (the “issuing entity”). On behalf of the Ohio Companies and the issuing entity, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed simultaneously with this response. In addition to the requested changes outlined below, Amendment No. 3 includes a limited number of other clarifying and clean-up changes to the Form S-3. We are also delivering courtesy copies of the marked version of Amendment No. 3 to your attention.

•

With respect to the revised language regarding changes to initial offering prices in the “Underwriting” section of the prospectus supplement, which was included in Amendment No. 2 in response to Comment No. 6 of the SEC’s most recent comment letter, we have further revised the language consistent with precedent in response to the Staff’s verbal comment that the language was still potentially confusing.

•	At the request of the Staff, we are filing forms of the remaining previously unfiled exhibits so that they will be included in the Registration Statement at the time of effectiveness.

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

Ms. Rolaine S. Bancroft

Division of Corporation Finance

June 4, 2013

* * * * *

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact me at 212.872.1016 or Kim E. Ramsey at 210.281.7251.

Sincerely,

/s/ Lucas F. Torres

Lucas F. Torres, Esq.

cc:	James F. Pearson

Douglas E. Davidson

Lulu Cheng